12-10-02



.TES
IGE COMMISSION
. 20549

UF 12-6-02

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-11754

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2001 (MM/DD/YY) AND ENDING 09/30/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF THE BROKER-DEALER: **Sterne Agee & Leach, Inc.**



OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Shades Creeks Parkway, Suite 700
(No. and Street)

Birmingham (City) AL (State) 35209 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ronald DeLuca, Compliance Direct. 205-414-7310
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
KPMG
(Name – *if individual, state last, first, middle name*)

Financial Center, Suite 1200 (Address) Birmingham (City) AL (State) 35203 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 13 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



STERNE, AGEE & LEACH, INC.

Consolidated Statements of Financial Condition

September 30, 2002 and 2001

(With Independent Auditors' Report Thereon)



Financial Center, Suite 1200
Birmingham, AL 35203

Independent Auditors' Report

The Board of Directors
Sterne, Agee & Leach, Inc.:

We have audited the accompanying consolidated statement of financial condition of Sterne, Agee & Leach, Inc. (a Delaware corporation and wholly owned subsidiary of Sterne, Agee & Leach Group, Inc.) and subsidiary (the Company) as of September 30, 2002. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit. The consolidated statement of financial condition of Sterne, Agee & Leach, Inc. as of September 30, 2001 was audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on that consolidated statement of financial condition in their report dated November 16, 2001.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial condition of Sterne, Agee & Leach, Inc. and subsidiary as of September 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

November 27, 2002



STERNE, AGEE & LEACH, INC.

Consolidated Statements of Financial Condition

September 30, 2002 and 2001

Assets		**2002**	**2001**
Cash	$	2,297,127	4,975,611
Cash segregated and securities on deposit for regulatory purposes		3,883,009	39,300
Receivables:			
Broker–dealers and clearing organizations		48,397,157	47,358,336
Customers		78,249,734	96,307,231
Related parties		283,308	657,884
Securities owned, at fair value:			
U.S. government obligations		7,663,432	9,857,260
State and municipal obligations		12,059,472	11,874,935
Corporate obligations		1,076,939	1,140,699
Corporate stocks		402,192	227,556
Options		18,281	—
Bank notes		33,038	3,820
Other		31,806	348,251
		21,285,160	23,452,521
Exchange membership, at cost (fair value, $1,800,000 in 2002 and $2,300,000 in 2001)		195,000	195,000
Furniture, equipment, and leasehold improvements (less accumulated depreciation and amortization of $5,260,619 in 2002 and $4,673,806 in 2001)		1,649,849	1,857,225
Goodwill		3,000,297	3,246,144
Other assets		4,268,308	5,611,736
Total assets	$	163,508,949	183,700,988

See accompanying notes to consolidated financial statements.

Liabilities and Stockholder's Equity	2002	2001
Bank loans	$ 35,550,000	36,820,000
Payables:		
Broker–dealers and clearing organizations	23,865,546	39,939,863
Customers	72,019,174	78,411,528
Related parties	386,516	944,758
Securities sold but not yet purchased, at fair value:		
U.S. government obligations	1,604,651	1,204,309
State and municipal obligations	—	10,469
Corporate stocks	136,149	107,106
Corporate obligations	59,468	—
Other	—	6,206
	1,800,268	1,328,090
Accounts payable and other liabilities	7,385,035	4,865,803
Total liabilities	141,006,539	162,310,042
Commitments and contingencies (note 10)		
Stockholder's equity:		
Common stock, $5 par value; authorized 350,000 shares, issued and outstanding 254,350 shares in 2002 and 2001	1,271,750	1,271,750
Additional paid–in capital	13,999,611	13,999,611
Retained earnings	7,231,049	6,119,585
Total stockholder's equity	22,502,410	21,390,946
Total liabilities and stockholder's equity	$ 163,508,949	183,700,988

See accompanying notes to consolidated financial statements.

STERNE, AGEE & LEACH, INC.

Notes to Consolidated Statements of Financial Condition

September 30, 2002 and 2001

(1) Organization and Summary of Significant Accounting Policies

(a) *Nature of Business and Principles of Consolidation*

Sterne, Agee & Leach, Inc. (the Company), is a wholly owned subsidiary of Sterne, Agee & Leach Group, Inc. (SAL Group or the Parent) and is a full service, self clearing broker–dealer registered with the Securities and Exchange Commission (SEC) and is a member of the New York Stock Exchange and the National Association of Securities Dealers (NASD).

The consolidated statements of financial condition include the accounts of the Company and its wholly owned subsidiary, H.C. & L. Holding Company, Inc. (HCL).

All significant intercompany transactions and accounts have been eliminated.

The Company is engaged in a single line of business as a securities broker–dealer, which comprises several classes of services, including principal transactions, agency transactions, and investment banking and investment advisory businesses.

(b) *Use of Estimates in Financial Statements*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(c) *Accounting for Securities Transactions and Other Activity*

Securities owned and securities sold but not yet purchased are stated at fair value with unrealized gains and losses reflected in revenue.

Marketable securities are stated at fair value based on quoted market prices, and securities not readily marketable are stated at fair value as determined by management.

(d) *Resale and Repurchase Agreements and Securities Lending Agreements*

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements or reverse repos) or sales of securities under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized financings, except where the Company does not have an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price. Resale agreements are treated as collateralized financing transactions and are carried at contract value. Accrued interest on the agreements is included in other assets. It is the policy of the Company to obtain possession of collateral with a fair value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

(e) *Securities Borrowing and Lending Activities*

Securities borrowed and securities loaned transactions are generally reported as collateralized financings, except where letters of credit or other securities are used as collateral. Securities

borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the fair value of securities loaned. The Company monitors the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

(f) ***Collateral***

The Company reports assets it has pledged as collateral in secured borrowing and other arrangements when the secured party cannot sell or repledge the assets.

(g) ***Furniture, Equipment, and Leasehold Improvements***

Furniture, equipment, and leasehold improvements are recorded at cost. Depreciation of furniture and equipment, and amortization of leasehold improvements, is provided on a straight-line basis over the estimated useful lives of the assets or the terms of the leases.

(h) ***Income Taxes***

The amount of current taxes payable or refundable and deferred taxes are recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. The asset and liability method is used for recognizing deferred tax assets and liabilities.

(i) ***New Accounting Pronouncements***

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 141, *Business Combinations*, and SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Pooling-of-interests business combinations initiated prior to June 30, 2001 are grandfathered. SFAS No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead an entity must perform an assessment of whether goodwill is impaired as of the date of adoption and test for impairment at least annually in accordance with the provisions of SFAS No. 142. The new standard will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment. The Company has adopted the provisions of SFAS No. 141 and will adopt SFAS No. 142 effective October 1, 2002.

As of the date of adoption, the Company's unamortized goodwill is $3,000,297, which will be subject to the provisions of SFAS 142. At the present time, excluding the impact of discontinuing goodwill amortization, management does not anticipate that the adoption of SFAS Nos. 141 and 142 will have a material impact on the Company's financial condition.

In June 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations*. SFAS No. 143 applies to legal obligations associated with the retirement of a tangible long-lived asset that results from the acquisition, construction, or development and (or) the normal operation of a long–lived asset, except for certain obligations of lessees. Companies shall recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable

estimate of fair value can be made. Management does not anticipate that the adoption of SFAS No. 143, which is required for its fiscal year beginning October 1, 2002, will have a material impact on the Company's financial condition.

In October 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, that replaces SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.* SFAS No. 144 requires that those long-lived assets be measured at the lower of carrying amount or fair value less cost to sell. Management does not anticipate that the adoption of SFAS No. 144, which is required for its fiscal year beginning October 1, 2002, will have a material impact on the Company's financial condition.

In April 2002, the FASB issued SFAS No. 145, *Rescission of SFAS No. 4, 44, and 64, Amendment of SFAS No. 13, and Technical Corrections*. This statement rescinded SFAS No. 4, 44, and 64, the provisions of which are either addressed in other pronouncements or no longer applicable. SFAS No. 13 was amended to address the accounting for certain lease modifications. The adoption of this Statement during this year did not have a material impact on the Company's financial condition.

In June 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated With Exit or Disposal Activities*. This statement addressed financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94–3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)*. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encourage. The impact of this statement on the Company's consolidated financial condition is not expected to be material.

(j) Reclassification

Certain amounts in the 2001 consolidated statement of financial condition have been reclassified to conform with the 2002 presentation.

(2) Cash Segregated and Securities on Deposit for Regulatory Purposes

At September 30, 2002 and 2001, cash of $3,874,136 and $32,528, respectively, was segregated in special bank accounts for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

(Continued)

(3) Receivables From and Payables To Broker–Dealers and Clearing Organizations

The balances shown as receivables from and payables to broker–dealers and clearing organizations represent amounts due for security transactions made in connection with the Company's normal trading and borrowing activities. Securities failed to deliver and receive represent the contract value of securities not delivered or received on settlement date. Balances at September 30 were as follows:

		2002	2001
Receivables:			
Securities failed to deliver	$	14,760,021	33,584,507
Securities borrowed		7,463,316	4,023,556
Clearing organizations and other		26,173,820	9,750,273
	$	48,397,157	47,358,336
Payables:			
Securities failed to receive	$	17,348,947	22,872,108
Securities loaned		1,937,900	11,158,700
Other		4,578,699	5,909,055
	$	23,865,546	39,939,863

(4) Receivables From and Payables To Customers

The balances shown as receivables from and payables to customers principally represent cash and margin balances arising in the normal course of business. These receivables are collateralized by customer securities held by the Company, the value of which is not reflected in the accompanying consolidated statement of financial condition. Included in receivables from customers is $541,397 and $1,308,412 in 2002 and 2001, respectively, from officers and directors of the Company. Included in payables to customers is $144,257 and $78,675 in 2002 and 2001, respectively, from officers and directors of the Company.

(5) Bank Loans

Short-term borrowings at September 30, 2002 and 2001 of approximately $28,050,000 and $26,820,000, respectively, are at rates ranging from 0.5% to 1.0% above the Fed funds rate. They are collateralized by the Company's securities owned, with fair values at September 30, 2002 and 2001 of approximately $33,020,000 and $32,905,000, respectively.

The Company also maintains $10,000,000 of unsecured lines of credit, which are renewable annually and bear interest at 0.5% below the prime rate. The Company had borrowings against these lines of credit of $2,500,000 and $10,000,000 at September 30, 2002 and 2001, respectively. The Company also obtained an additional $5,000,000 line of credit during 2002 bearing interest at 0.5% above the Fed funds rate. Borrowings against this line were $5,000,000 at September 30, 2002.

(Continued)

(6) Income Taxes

In accordance with SFAS No. 109, *Accounting for Income Taxes*, the Company has recorded deferred tax assets of $27,343 and $26,070 for 2002 and 2001, respectively, consisting primarily of net operating loss carryforwards of the purchased subsidiary for 2002 and 2001. Due to the uncertainty as to the timing of the reversal of the carryforwards, a valuation allowance of approximately $15,000 has been established on the ability to realize these deferred tax assets for 2002 and 2001. The Company has also recorded deferred tax liabilities of $120,976 and $72,670 for 2002 and 2001, respectively, which primarily represent differences relating to depreciation of fixed assets.

The Company has federal net operating loss carryforwards generated by the subsidiary prior to its acquisition by the Company. The carryforwards are approximately $15,735 at September 30, 2002. The carryforwards have expiration dates through fiscal year 2010.

(7) Net Capital

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule I5c3-1 (the Rule), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires the Company to maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At September 30, 2002 and 2001, the Company had net capital of $13,441,013 and $8,842,703, respectively, which was approximately 15% and 8%, respectively, of aggregate debit balances, net capital was also $11,634,362 and $6,740,255, respectively, in excess of required net capital.

(8) Profit Sharing Plan and Trust

The Company has a defined contribution profit sharing plan (the Plan) covering substantially all employees. Any discretionary contribution to the plan by the Company is determined annually by the board of directors. There were no discretionary contributions to the Plan for the years ended September 30, 2002 and 2001.

(9) Related Party Transactions

Affiliates of the Company, in addition to SAL Group, its parent company, include Trust Company of Sterne, Agee & Leach, Inc. (Trust Company), SAL Financial Services, Inc. (SAFS), Sterne Agee Capital Markets, Inc. (SACM), and Sterne Agee Asset Management, Inc. (SAAM).

Net receivables/payables from SAL Group and affiliated companies, as of September 30, 2002 and 2001, are included in related party receivables and payables in the accompanying consolidated statements of financial condition and were as follows:

		2002	2001
Payable to SAL Group	$	(386,516)	(944,758)
Receivable from affiliates		283,308	657,884

SAL Group provides management, consulting, and financial services to the Company for an annual fee. Such services include, but are not necessarily limited to, advice and assistance concerning any and all

(Continued)

aspects of the operation, planning, and financing of the Company, as well as payroll, accounting, and other administrative services.

SAL Group provides data processing equipment through an operating lease to the Company and its affiliates.

The Parent maintains a $2.5 million unsecured line of credit, which is available to the Company for funding needs. This line of credit is renewable annually and bears interest at 0.5% below the prime rate. The Company had borrowings against this line of credit of $0 and $350,000 at September 30, 2002 and 2001, respectively.

(10) Commitments and Contingencies

The Company leases office space and equipment under operating leases with terms in excess of one year. The future minimum rental commitments as of September 30, 2002, was as follows:

2003	$	2,137,909
2004		1,676,140
2005		1,243,163
2006		807,885
2007		294,676
Thereafter		252,916
	$	6,412,689

The Company, in its capacity as a broker–dealer and underwriter, is subject to litigation and various claims, as well as regular examination by regulatory agencies. Management does not expect that resolution of any litigation or regulatory matters will have a material impact on the Company's financial condition.

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at September 30, 2002, and were subsequently settled had no material effect on the consolidated statements of financial condition.

(11) Financial Instruments

(a) Accounting Policies

Derivative financial instruments used for trading purposes, including hedges of trading instruments, are carried at fair value. Fair values for exchange–traded derivatives, principally futures and certain options, are based on quoted market prices.

Fair values of futures and options contracts are recorded in securities owned or securities sold, not yet purchased, as appropriate. Open equity in future transactions are recorded as receivables from and payable to broker–dealers and clearing organizations or customers, as applicable.

Premiums and unrealized gains and losses for purchased option contracts are recognized gross in the consolidated statements of financial condition. The unrealized gains for delayed–delivery, to–be–

(Continued)

announced (TBA), and when–issued securities generally are recorded in the consolidated statements of financial condition net of unrealized losses by counterparty.

As of September 30, 2002, the Company held no derivative financial instruments used for trading purposes. At September 30, 2002, the Company also had no outstanding derivative contracts used for purposes other than trading.

(b) Fair Value of Financial Instruments

The financial instruments of the Company are reported in the consolidated statements of financial condition at fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

(c) Financial Instruments with Off-Balance-Sheet Risk

The Company enters into various transactions involving derivatives and other off-balance-sheet financial instruments. These financial instruments include futures, forward exchange contracts, exchange-traded, and over-the-counter options, delayed deliveries, mortgage–backed to-be-announced securities (TBAs), securities purchased and sold on a when–issued basis (when-issued securities), and interest rate swaps. These derivative financial instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to hedge other positions or transactions.

Futures and forward contracts and TBAs and when–issued securities provide for the delayed delivery of the underlying instrument. As a writer of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. Interest rate swaps involve the exchange of payments based on fixed or floating rates applied to notional amounts. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. The credit risk for forward contracts, TBAs, options, swaps, and when–issued securities is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

The Company had certain other transactions which, in accordance with industry practice, were not recorded on the consolidated statement of financial condition. At September 30, 2002, the Company had commitments to enter into future resale and repurchase agreements. At September 30, 2002, the Company had also borrowed securities and pledged securities against those borrowed securities.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the consolidated statement of financial condition at September 30, 2002, at fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to September 30, 2002.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off–balance–sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off–balance–sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

(d) Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

(12) Proprietary Accounts of Introducing Brokers

The Company, in its capacity as a clearing broker–dealer, clears transactions for certain proprietary accounts of introducing brokers (PAIB). An introducing broker may only include assets in proprietary accounts as allowable assets in its net capital computation when the introducing broker and the clearing broker have entered into a PAIB agreement. The Company, in its capacity as a clearing broker, prepares a reserve computation for the PAIB accounts of all its introducing brokers, in accordance with the customer reserve computation guidelines set forth in Rule 15c3–3. At September 30, 2002 and 2001, amounts held on deposit in special reserve bank accounts for the proprietary accounts of introducing broker–dealers were $8,873 and $6,772, respectively.

(13) Business Combinations

On November 10, 2000, the Parent acquired 100% of the equity of John R. Taylor Financial Group, Inc. (Taylor Financial). The Company purchased Taylor Financial by issuing shares of the Parent's common stock, issuing promissory notes payable in five equal installments of principal plus accrued interest, commencing on March 21, 2001 and each March 31 thereafter, and paying cash. Taylor Financial is a wholly owned subsidiary of the Parent.

On February 8, 2001, the Parent acquired 100% of the equity of McAllaster & Associates, Inc. The Parent purchased McAllaster by issuing shares of the Parent's common stock, issuing a promissory note payable in five equal principal payments plus accrued interest, commencing on February 9, 2002 and each February 9th thereafter, and paying cash. McAllaster is a wholly owned subsidiary of the Parent.

Goodwill of $2,811,000 related to these acquisitions was pushed down to the Company's books.

(14) Collateral

Amounts that the Company has pledged as collateral, which are not reclassified and reported separately, at September 30, 2002, consist of the following:

	Carrying amount
Financial statement classification:	
Securities owned	$ 20,532,057
Payable to broker–dealers	14,575,369

The Company has accepted collateral with a fair value of $7,463,316 at September 30, 2002 under a securities borrowed transaction for delivery of short sale securities.